Explanation of Responses:

(1) Disposed of as of July 2, 2018 pursuant to the Agreement and Plan of Merger, dated as of July 9, 2017, among Cincinnati Bell Inc. ("Cincinnati Bell"), Twin Acquisition Corp. and the Issuer (the "Merger Agreement"), at the effective time of the transaction contemplated in the Merger Agreement (the "Merger"). Pursuant to the Merger Agreement, each share of Common Stock and each restricted stock unit of the Issuer previously reported in table I held by the Reporting Persons was converted, at each Reporting Person's option and subject to proration procedures as set forth in the Merger Agreement, into (i) 1.6305 common shares of Cincinnati Bell, (ii) 0.6522 common shares of Cincinnati Bell plus $18.45 in cash or (iii) $30.75 in cash, in each case without interest and with fractional shares paid in cash.  Because the proration procedures have not been completed as of the date of this filing, it is not possible to determine the exact merger consideration to be received by the Reporting Persons for each share of Common Stock and restricted stock unit disposed of in the Merger. The closing price of Cincinnati Bell's common shares on July 2, 2018 was $15.65.

(2)  By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Twin Haven Special Opportunities Partners III, L.L.C., a Delaware limited liability company (“GP III”), Twin Haven Special Opportunities Partners IV, L.L.C., a Delaware limited liability company (“GP IV”), Twin Haven Special Opportunities Fund III, L.P., a Delaware limited partnership (“Twin Haven III”), Twin Haven Special Opportunities Fund IV, L.P., a Delaware limited partnership (“Twin Haven IV”), Twin Haven Capital Partners, L.L.C., a Delaware limited company (“Manager”), and Messrs. Paul Mellinger and Robert Webster may be deemed to be the beneficial owner of the shares of Common Stock held by Mr. Webster.  Each of GP III, GP IV, Twin Haven III, Twin Haven IV, Manager and Messrs. Paul Mellinger and Robert Webster is a “Reporting Person” and collectively the “Reporting Persons.”

(3) Robert Webster, a Manager of GP IV and GP III, serves on the board of directors of the Issuer as a representative of the Reporting Persons.  As a result, each of the other Reporting Persons is a “director by deputization” solely for purposes of Section 16 of the Exchange Act.

(4) By reason of the provisions of Rule 16a-1 of the Exchange Act, GP IV, as the sole general partner of Twin Haven IV, Manager, as manager of Twin Haven IV, and Messrs. Paul Mellinger and Robert Webster, each a Managing Member of GP IV and Manager, may be deemed to be the beneficial owner of the shares of Common Stock held by Twin Haven IV.

(5) In accordance with Instruction 4(b)(iv), the entire amounts of Common Stock directly held by each of Mr. Webster, Twin Haven III and Twin Haven IV are reported herein.  Pursuant to Rule 16a-1(a)(4) of the Exchange Act, the Reporting Persons each disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.

(6) By reason of the provisions of Rule 16a-1 of the Exchange Act, GP III, as the sole general partner of Twin Haven III, Manager, as manager of Twin Haven III, and Messrs. Paul Mellinger and Robert Webster, each a Managing Member of GP III and Manager, may be deemed to be the beneficial owner of the shares of Common Stock held by Twin Haven III.